THE RAM FUNDS



March 18, 2008


U.S. Securities and Exchange Commission
Washington, D.C 20549


     Re:  The RAM Funds (the "Trust")
          (File Nos. 333-148517 and 811-22162)
          Acceleration Request / Pre-Effective Amendment No. 1

Ladies and Gentlemen:

      The RAM Funds (the "Trust") and Ultimus Fund Distributors, LLC, the Trust's principal underwriter, respectfully request that the effective date of Pre-Effective Amendment No. 1 to the Trust's registration statement be accelerated to 9:00 a.m. on March 31, 2008, or as soon thereafter as reasonably practicable.

      This letter also should serve as our confirmation that we will file a definitive copy of the Prospectus and Statement of Additional Information within 5 days after the effective date of the registration statement.

      The  Trust  and  Ultimus  Fund  Distributors,   LLC  are  aware  of  their
obligations under the Securities Act of 1933.


Very truly yours,


THE RAM FUNDS                             ULTIMUS FUND DISTRIBUTORS, LLC


By: /s/ John C. Riazzi                    By: /s/ Tina H. Bloom
   ------------------------------             -------------------------
    John C. Riazzi, President                Tina H. Bloom, Vice President